EXHIBIT 17

November 27, 2012

Mr James Kackley

Chairman of the Board

Orion Energy Systems Inc

Jim,

The Orion Board of Directors have allowed and/or sanctioned numerous deliberate actions that include but not limited to: Activities that are adversely affecting my ability to perform my duties as a Board Member. Causing me considerable emotional and financial duress ,and likely damaging my reputation in the industry/community. Furthermore I cannot by virtue of my presence, condone the behavior and certain actions taken by the board , that I believe to be at a minimum a violation of our “Code of Conduct” and adversely affecting our shareholders. Therefore I must resign as a member of the Orion Board of Directors effective immediately.

Respectfully Submitted,

Neal R Verfuerth

Founder/Shareholder

FROM: Neal Verfuerth

DATE: November 29, 2012

TO: Jim Kackley

CC: Tom Schueller; Stuart Ralsky; Sheena Conners

Subject: Re Resignation

Jim,

Just so we are clear, the reasons I am resigning include but are not limited to many, if not all of the issues I discovered and reported to you, and as were filed in my Whistleblower complaint as reported to Tom Schueller and Stuart Ralsky.

Neal R Verfuerth